UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 0-24710
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sirius XM Radio 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sirius XM Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

*	All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Employee Benefits Committee of the
    Sirius XM Radio 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4a — schedule of delinquent participant contributions for the year ended December 31, 2010, Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2010, and Schedule H, line 4j — schedule of reportable transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 17, 2011

SIRIUS XM RADIO 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	As of December 31,
	2010	2009
Investments, at fair value:
Pooled separate accounts	$63,944	$52,217
Guaranteed income fund	10,102	8,335
Mutual fund	2,656	2,313
Sirius XM Radio Inc. common stock	32,773	10,265

Total investments	109,475	73,130

Loans receivable from participants	1,335	1,228

Contributions receivable:
Employer	94	2,114
Participants	288	319

Total contributions receivable	382	2,433

Net assets available for benefits	$111,192	$76,791

See accompanying notes to Financial Statements.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

For the Year Ended
December 31, 2010
Additions to net assets attributed to:
Investment income :
Net appreciation in fair value of investments	$26,820
Interest on guaranteed income fund	284
Dividends	56

Net investment income	27,160

Interest on loans receivable from participants	65
Contributions:
Participants	10,287
Employer	3,370
Rollovers	505

Total contributions	14,162

Total additions	41,387

Deductions from net assets attributed to:
Benefits paid to participants	(6,955)
Administrative expenses	(31)

Total deductions	(6,986)

Net increase	34,401
Net assets available for benefits:
Beginning of year	76,791

End of year	$111,192

See accompanying notes to Financial Statements.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
Notes to Financial Statements
1. Background and Plan Description
     Sirius XM Radio Inc. (the “Company” or the “Plan Sponsor”) sponsors the Sirius XM Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees with a method of saving for their retirement and other needs. The Plan is a defined contribution plan subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan’s inception date was September 1, 1998.
     Effective March 1, 2009, the Plan was merged with the XM Satellite Radio Inc., 401(k) Retirement Plan (the “XM Plan”). The 1,425 eligible employees under the XM Plan became subject to the provisions of the Sirius XM Radio 401(k) Savings Plan effective on that date.
     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans and definitions of all terms.
Eligibility
     Participation in the Plan begins on the first day of the calendar month following the date in which an employee has: (a) been classified as a Class A Employee as defined in the Plan document; (b) attained the age of 21; and (c) completed one full month of eligible service, as defined in the Plan document.
Contributions
     Participants may elect to contribute from 1% to 50% of eligible compensation, as defined, provided contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $16,500 in 2010. The Code also allows participants age 50 and over to make supplemental “catch-up” contribution on a pretax basis, which may not exceed $5,500 for the calendar year ended December 31, 2010. Participants may roll over amounts from other qualified defined benefit or defined contribution plans. Rollovers for the year ended December 31, 2010 were approximately $505,000. Participants’ contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the Code.
     The Plan provides for discretionary employer matching contributions, in the form of shares of common stock of the Company, based on participant elective deferral percentages. For the year ended December 31, 2010, the Company’s discretionary employer matching contribution was equal to 50% of participants’ elective deferrals, up to 6% of eligible compensation. The total matching contributions for the year ended December 31, 2010 were approximately $3,370,000 which were paid in the form of 6,175,089 shares of the Company’s common stock.
     The Company may also elect to make additional discretionary contributions to the Plan based upon the total compensation of all employees eligible to receive an allocation. These additional contributions, referred to as profit-sharing contributions, are determined by the compensation committee of the Company’s board of directors. Employees are only eligible to share in profit-sharing contributions during any year in which they are employed on the last day of the year and met the Plan’s eligibility requirements. For the year ended December 31, 2010, the Company did not elect to make a profit sharing contribution.
Participant Accounts
     Each participant’s account is credited with participant contributions, employer matching and profit-sharing contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.
     Fund investments are generally redeemable daily and have no restrictions.

     Employer contributions are remitted to the Plan in shares of common stock of the Company. Participants are allowed to allocate the employer contributions to other investment alternatives immediately following the contribution.
Vesting
     Participants are immediately vested in their contributions plus earnings thereon. Employer matching and profit-sharing contributions begin one year after the participant’s service begins. These contributions vest at the following rates: 33% upon the completion of the first year of service, 67% upon completion of two years of service and 100% upon the completion of the third year of service. In addition, a participant becomes fully vested in his or her employer matching and profit-sharing contributions upon his or her normal retirement date (age 65), disability or death, or if there is a partial or full termination of the Plan. The former XM Plan participants are grandfathered to 100% vesting for all current and future contributions.
Distributions of Benefits
     Upon termination of employment due to death, disability, retirement or upon attaining age 59 1/2, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship, as defined by the Plan document.
Loans Receivables from Participants
     The Plan provides for loans to active participants. Participants may borrow up to the lesser of $50,000 or 50% of the vested portions of the participant’s account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence, in which case, the term is determined when the loan is made which may not exceed 10 years. Repayments must be substantially equal installments, are generally made by payroll deductions and made not less frequently than quarterly. Some exceptions are made for unpaid leaves.
Forfeitures
     Non-vested employer matching contributions are forfeited upon termination of employment or a participant’s withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer contributions. Forfeitures for the year ended December 31, 2010 were $78,000. Unallocated non-vested assets were approximately $162,100 and $82,000 as of December 31, 2010 and 2009, respectively. During the year ended December 31, 2010, forfeitures used to reduce the Company’s administrative expenses were approximately $1,300. During the year ended December 31, 2010, forfeitures were not used to reduce employer contributions.
Administrative Expenses
     Administrative expenses are paid by the Plan to the extent allowed by the Plan document and are not paid by the Company.
Assets Held in Trust
     Since April 1, 2005, all assets of the Plan are held by Prudential Retirement Services, an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC is responsible for, among other things, the custody and investing of the Plan’s assets and the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB, a wholly owned subsidiary of Prudential Financial, serves as the trustee for which PRIAC is the record keeper.

     The investment options available to participants as of December 31, 2010 and the related investment objectives were as follows:
Accounts Sponsored by PRIAC:
     Lifetime Funds. This family of funds is comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk and return characteristics. The investment objective of each fund varies in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolios.
     Core Plus Bond/PIMCO Fund. This fund seeks to exceed the return of the Barclays Capital U.S Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.
     Franklin Balance Sheet Investment Fund — Class A. This fund seeks to provide high total return, by investing most of its assets in the stocks of companies the fund managers believe are undervalued and trading at a low price relative to book value.
     International Growth/Artisan Partners Fund. This fund seeks maximum long-term capital growth. This fund invests primarily in developed markets but also may invest in emerging and less developed markets.
     SA/Janus Balanced Strategy Fund. This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income.
     Small Cap Growth/Times Square Fund. This fund seeks to achieve long-term capital appreciation. The fund invests in companies with market capitalizations below $3 billion at time of purchase.
     SA/Oakmark Equity and Income Strategy Fund. This fund seeks high current income, preservation and growth of capital by investing primarily in U.S. equity and fixed income securities.
     Mid Cap Value/CRM Fund. This fund seeks to outperform, over the long-term, the Russell Midcap Value Index and broader market.
     Mid Cap Growth/Times Square Fund. This fund seeks to outperform the Russell Midcap Growth Index in a risk controlled manner.
     Large Cap Growth/Turner Investment Partners Fund. This fund seeks to provide capital appreciation with minimal focus on income, as well as to outperform the Russell 1000 Growth Index and comparable equity growth managers over full market cycles.
     Large Cap Value/LSV Asset Management Fund. This fund seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3- and 5-year periods, or a full market cycle, whichever is longer.
     International Value/LSV Asset Management Fund. This fund seeks to provide long-term capital appreciation by structuring and maintaining a well diversified portfolio of non-U.S. stocks.
     Dryden S&P 500 Index Fund. This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.
     American Funds Capital World Growth and Income R3 Fund. This fund invests, on a global basis, in common stocks that are denominated in U.S. dollars or other currencies. It may also hold cash or money market instruments.
     Guaranteed Income Fund. This fund is a stable value fund designed to provide safety of principal, liquidity, and a competitive rate of return.
     Sirius XM Radio Inc. Common Stock. This option allows participants to invest in the common stock of Sirius XM Radio Inc. Employer contributions are remitted in Sirius XM common stock.

     Audited financial statements and prospectuses or other disclosure documents for the above funds are available annually to participants via www.prudential.com. Past performance of the funds is not an indicator of future results.
2. Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
Payment of Benefits
     For financial statement purposes, participant withdrawals and distributions (benefits payments) are recorded when paid.
New Accounting Pronouncements
     In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. This guidance amends ASC 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for transfers; (ii) Level 3 gross purchases, sales, issuances, and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of the guidance did not have a material impact on the Plan’s net assets available for benefits.
     In September 2010, the FASB issued ASU 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. This guidance requires that participant loans in the financial statements of defined contribution pension plans be classified as loans receivable, segregated from plan investments, and carried at amortized cost plus any accrued but unpaid interest and that such loans are exempt from the fair value and credit quality disclosure requirements. This ASU is effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. The Plan has adopted the guidance and amended the presentation of participant loans in our financial statements and related disclosures.
Use of Estimates
     In presenting the Plan’s financial statements, management makes estimates and assumptions that affect the amounts reported and accompanying notes. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.
     Significant estimates inherent in the preparation of the accompanying financial statements include the fair value of Plan assets and net appreciation in the fair value of investments. The economic conditions in the United States and globally have impacted the Plan’s assets. Such conditions could have a material impact to our accounting estimates.
Investment Valuation and Income Recognition
     Investments in pooled separate accounts are valued based on the Plan’s pro rata share of fund equity as determined by the trustee, based on fair values of the underlying investments. Investments in the mutual fund and Sirius XM Radio Inc. common stock are valued based on quoted prices.

          Net appreciation in fair value of investments consists of realized gains and losses and the change in unrealized gains and losses in the Plan’s investments. Realized gains and losses from the sale of investments are computed using the participant’s cost basis in the investment aggregated at the Plan level. Net changes in unrealized appreciation/depreciation in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.
          As described in FASB ASC 946, Plan Accounting—Defined Contribution Pension Plans (previously referred to as FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value. The Guaranteed Income Fund is an Insurance Company Issued Evergreen Group Annuity issued by PRIAC. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Interest is credited on contract balances using the “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of these contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting by the trustee. When establishing interest crediting rates for this product, the trustee considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract of PRIAC is 1.50%. The Average Earnings Yield by the Plan and the Average Yield Credited to participants was 3.05% for the year ended December 31, 2010. The Average Earnings Yield is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year fair value and then annualizing the results. As a result of current stable value product construction, no adjustments are required to mediate between the average earnings credit to the Plan and the average earnings credited to the participants. As required by ASC 946, the Guaranteed Income Fund is included at its carrying value in the statements of net assets available for benefits, which approximated their fair values at December 31, 2010 and 2009. The contract value of the investment approximates the fair value, due to the nature of the investment contracts not having a fair value adjustment upon discontinuance.
          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Loans Receivable from Participants
          Loans receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the provisions of Plan document.
3. Fair Value Measurements
          Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
          The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the following fair value measurement.
•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
          The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2010 and 2009, respectively.
Investments Measured at Fair Value on a Recurring Basis
          Investments measured at fair value consisted of the following types of instruments as of December 31, 2010 and December 31, 2009 (Level 1, 2 and 3 inputs are defined above):

	As of December 31, 2010				As of December 31, 2009
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Large Cap Equity Funds	$—	$20,015	$—	$20,015	$—	$16,726	$—	$16,726
Mid Cap Equity Funds	—	12,253	—	12,253	—	9,544	—	9,544
Small Cap Equity Funds	—	4,981	—	4,981	—	3,624	—	3,624
International Funds	—	6,117	—	6,117	—	5,605	—	5,605
Bond Funds	—	6,236	—	6,236	—	5,021	—	5,021
Balanced Funds	—	2,063	—	2,063	—	1,670	—	1,670
Target Dated Funds	—	—	12,279	12,279	—	—	10,027	10,027

Total	—	51,665	12,279	63,944	—	42,190	10,027	52,217
Mutal fund
Growth & Income Fund	2,656	—	—	2,656	2,313	—	—	2,313
Guaranteed Income Fund
Stable Value Fund	—	—	10,102	10,102	—	—	8,335	8,335
Sirius XM Radio Inc. common stock
Domestic Large Cap	32,773	—	—	32,773	10,265	—	—	10,265

Total investments measured at fair value	$35,429	$51,665	$22,381	$109,475	$12,578	$42,190	$18,362	$73,130
          The Plan’s valuation methodology for Level 2 assets in pooled separate accounts were derived using a change-factor model with inputs derived from observable market data of the underlying instruments in active markets while Level 3 assets in pooled separate accounts were derived using a change-factor model with inputs derived from unobservable market data.
          The Plan’s valuation methodology for the Guaranteed Income Fund was derived using inputs derived from unobservable market data. The Guaranteed Income Fund is included at its carrying value in the statements of net assets available for benefits, which approximated their fair values at December 31, 2010 and 2009. The contract value of the Guaranteed Income Fund approximates the fair value, due to the nature of the investment contract not having a fair value adjustment upon discontinuance.
          The Plan’s valuation methodology for mutual funds and Sirius XM Radio Inc. common stock was derived from quoted market prices as these instruments have an active market.

          The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010.

	Pooled separate	Guaranteed
(in thousands)	accounts	income fund

Balance as of December 31, 2009	$10,027	$8,335
Total gains (losses)	1,382	—
Issuances, Repayments, and Settlements
Issuances	1,977	8,099
Repayments	96	140
Settlements	(1,203)	(6,472)

Balance as of December 31, 2010	$12,279	$10,102

4. Investments
          The fair values of investments that individually represent 5% or more of the Plan’s net assets are as follows:

	As of December 31,
	2010	2009
	(in thousands)
Investments:
Core Plus Bond/PIMCO Fund	$6,236	$5,021
SA/Oakmark Equity and Income Strategy Fund	5,790	4,851
Guaranteed Income Fund	10,102	8,335
International Growth/Artisan Partner Fund	5,730	5,273
Large Cap Value/LSV Asset Management Fund	7,489	5,996
Large Cap Growth/Turner Investment Partners Fund	7,610	7,037
Sirius XM Radio Inc. Common Stock	32,773	10,265
          During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

For the Year Ended
December 31, 2010
(in thousands)
Sirius XM Radio Inc. common stock	$19,794
Pooled separate accounts	6,897
Mutual fund	129

Total increase in fair value of investments	$26,820

5. Risks and Uncertainties
          The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

          The Plan may invest indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
          The Plan provides for investment in the Company’s common stock. At December 31, 2010 and 2009, approximately 29% and 13% of the Plan’s total net assets, respectively, were invested in the common stock of the Company. The underlying value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance.
6. Tax Status
          Effective January 1, 2009, the Plan adopted a volume submitter profit sharing plan with cash or deferral arrangement sponsored by Thompson Hine LLP DBA Plan Document Systems which received a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the Plan, as then designed, was acceptable under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving that opinion letter. On April 30, 2010, the Plan applied for a new determination letter and is waiting for a response from the IRS. Once qualified, the Plan is required to be designed and to operate in conformity with the Code to maintain its qualification. The Plan administrator and the Plan’s legal counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax exempt. Therefore, there is no provision for income taxes recorded in the Plan’s financial statements.
          In 2009, certain operational errors in eligible compensation for participant deferrals related to 2009 and the former XM Plan employer matching contributions related to 2009 and prior years were identified. The total net employer contributions and lost earnings due related to these errors was approximately $2,034,000. The Plan Sponsor corrected the errors in July in accordance with the guidelines outlined in Revenue Procedures 2008-50. In 2010, certain operational errors were identified relating to eligible compensation for certain employees and the related employee salary deferrals and employer matching contributions were not properly made during 2010. The Plan Sponsor is currently correcting the errors and does not believe that these operational errors would affect the Plan’s tax qualification status. The Plan Sponsor will bear all costs associated with the correction of the errors.
          Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The IRS generally has the ability to examine Plan activity for up to three years.
7. Plan Termination
          The Company reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested and the trustee, in accordance with the Plan document, will distribute the net assets of the Plan in a uniform and non-discretionary manner.
8. Related Party Transactions
          Plan investments in pooled separate accounts and Guaranteed Income Fund are managed by PRIAC, who is the trustee as defined by the Plan. All transactions with these investments qualify as party-in-interest. The Plan also invests in common stock of the Company.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
Schedule H, line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2010
Totals that Constitute Nonexempt Prohibited Transactions

Participant			Contributions	Total Fully
Contributions		Contributions	Pending	Corrected Under
Transferred Late to	Contributions	Corrected Outside	Correction in	VFCP and PTE
Plan	Not Corrected	VFCP	VFCP	2002-51
$3,067,569	—	$3,067,569	—	—
In 2009 and 2008, there were inadvertent delays by the XM Plan (which merged into the Plan as of March 1, 2009) in submitting certain participant contributions to the trust, which amounted to $639,790 and $2,427,779, respectively. All delinquent contributions were remitted to the trust in 2009, with the exception of lost interest, which was paid in 2010.
See accompanying report of independent registered public accounting firm.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year),
As of December 31, 2010
(in thousands, except shares)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or	Description of Investment, Including Maturity Date, Rate of	Current
	Similar Party	Interest, Collateral, Par or Maturity Value	Value

*	Prudential Retirement Insurance & Annuity Company	SA/Janus Balanced Strategy Fund: 46,052 units in participation	$2,063
*	Prudential Retirement Insurance & Annuity Company	Lifetime Income & Equity Fund: 53,765 units in participation	1,005
*	Prudential Retirement Insurance & Annuity Company	Lifetime Growth Fund: 206,962 units in participation	3,733
*	Prudential Retirement Insurance & Annuity Company	Lifetime Conservative Growth Fund: 106,409 units in participation	1,947
*	Prudential Retirement Insurance & Annuity Company	Lifetime Balanced Fund: 212,294 units in participation	3,793
*	Prudential Retirement Insurance & Annuity Company	Lifetime Aggressive Growth Fund: 102,604 units in participation	1,801
*	Prudential Retirement Insurance & Annuity Company	Franklin Balance Sheet Investment Fund — Class A: 28,541 units in participation	2,173
*	Prudential Retirement Insurance & Annuity Company	Small Cap Growth/Times Square Fund: 141,347 units in participation	4,981
*	Prudential Retirement Insurance & Annuity Company	International Growth/Artisan Partners Fund: 397,725 units in participation	5,730
*	Prudential Retirement Insurance & Annuity Company	Core Plus Bond/PIMCO Fund: 372,236 units in participation	6,236
*	Prudential Retirement Insurance & Annuity Company	Guaranteed Income Fund: 288,021 units in participation	10,102
*	American Funds Capital World	American Funds Capital World Growth and Income R3 Fund:
	Growth and Income Fund	74,721 shares in participation	2,656
*	Prudential Retirement Insurance & Annuity Company	SA/Oakmark Equity and Income Strategy Fund: 157,464 units in participation	5,790
*	Prudential Retirement Insurance & Annuity Company	Mid Cap Value/CRM Fund: 191,418 units in participation	2,621
*	Prudential Retirement Insurance & Annuity Company	Mid Cap Growth/Times Square Fund: 92,429 units in participation	1,670
*	Prudential Retirement Insurance & Annuity Company	Large Cap Value/LSV Asset Management Fund: 447,101 units in participation	7,489
*	Prudential Retirement Insurance & Annuity Company	Large Cap Growth/Turner Investment Partners Fund: 680,836 units in participation	7,610
*	Prudential Retirement Insurance & Annuity Company	International Value/LSV Asset Management Fund: 35,923 units in participation	385
*	Prudential Retirement Insurance & Annuity Company	Dryden S&P 500 Index Fund: 58,854 units in participation	4,917
*	Sirius XM Radio Inc.	Sirius XM Radio Inc. common stock: 20,105,168 shares in participation	32,773
*	Participant Loans	148 outstanding loans with rates of 4.25% — 10.25% and maturities from 2009 — 2020	1,335

	Total Investments		$110,810

*	Represents a party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
Schedule H, line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2010
(in thousands)

(h)
Current
(a)						Value
Identity of	(b)		(c)	(d)	(g)	of Asset on	(i)
Party	Description of	Number of	Purchase	Selling	Cost of	Transaction	Net Gain
Involved	Asset	Transactions	Price	Price	Asset	Date	or (Loss)

Category (iii)* — series of transaction in excess of 5% of plan assets.**

**Sirius XM Radio Inc.	Common
Common Stock	Stock	27	$5,287	N/A	$5,287	$5,287	N/A

*	There were no category (i), (ii) or (iv) reportable transactions during 2010.

**	Represents a party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
By:	/s/ David J. Frear
David J. Frear
Executive Vice President and Chief Financial Officer of Sirius XM Radio Inc.

June 17, 2011